SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31013; File No. 812-14210]

Ivy Funds, *et al.*; Notice of Application

April 10, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Ivy Funds ("Ivy Trust"), Waddell & Reed Advisors Funds ("WR Trust"), and Ivy

Funds Variable Insurance Portfolios ("Ivy VIP Trust") (each, a "Trust," and collectively, the

"Trusts"); Ivy Investment Management Company ("IICO"), and Waddell & Reed Investment

Management Company ("WRIMCO") (each, an "Adviser," and collectively, the "Advisers").

Filing Dates: The application was filed on September 10, 2013 and amended on January 24,

2014 and April 3, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 5, 2014, and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Waddell & Reed Investment Management Company, 6300 Lamar Avenue, Overland Park, Kansas 66202.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Ivy Trust, WR Trust, and Ivy VIP Trust are organized as Delaware statutory trusts and are registered under the Act as open-end management investment companies. Each Trust offers multiple series (each a "Fund" and together the "Funds"), each with its own investment objectives, policies, and restrictions.[1]

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[1]   Applicants also request relief with respect to any future series of each Trust and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by either of the Advisers, including any entity controlling, controlled by or under common control with either of the Advisers or their successors (included in the term "Adviser"); (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the application. The only existing registered open-end management investment companies that currently may rely on the requested order are named as applicants. For purposes of the requested order, "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Fund contains the name of a Subadviser (as defined below), the name of the Adviser, or a trademark or trade name that is owned by the Adviser, will precede the name of the Subadviser**.**

2.   IICO and WRIMCO, wholly owned subsidiaries of Waddell & Reed Financial Inc., are registered as investment advisers under the Investment Advisers Act of 1940 ("Advisers Act"). IICO serves as the investment adviser to each Fund of Ivy Trust and WRIMCO serves as investment adviser to each Fund of WR Trust and Ivy VIP Trust. Each Adviser serves as investment adviser to the Funds pursuant to an investment advisory agreement between the Adviser and the applicable Trust (the "Advisory Agreements"), approved by the board of trustees of the applicable Trust (each a "Board"),[2] including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Adviser, or any Subadviser (as defined below) (the "Independent Trustees") and by the initial shareholder of each of the Funds in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the Act with respect to any Advisory Agreement.

3.   Under the terms of the Advisory Agreements, each Adviser, subject to the oversight of the applicable Board, is responsible for the overall management of the Funds' business affairs and selecting the Funds' investments according to the Funds' investment objectives, policies, and restrictions. For the investment advisory services that they provide to the Funds, the Advisers receive a fee from the Funds as specified in the Advisory Agreements. The Advisory Agreements also authorize the Advisers to retain one or more unaffiliated investment subadvisers (each, a "Subadviser"), to be compensated by the Advisers for the purpose of managing the investment of the assets of the Funds. The Advisers have entered into subadvisory agreements ("Subadvisory Agreements") with various Subadvisers to provide investment advisory services

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[2]   The term "Board" also includes the board of trustees or directors of a future Trust and future Fund, if different.

to certain Funds in each Trust.[3] Each Subadviser is, and each future Subadviser will be, an

"investment adviser," as defined in section 2(a)(20)(B) of the Act, and registered as an

investment adviser under the Advisers Act, or not subject to such registration. The Advisers will

evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their

hiring, termination, and replacement to the applicable Board, at all times subject to the authority

of that Board. The Adviser compensates each Subadviser out of the fee paid by a Fund to the

Adviser under the Advisory Agreement.

   4. Applicants request an order to permit the Advisers, subject to Board approval, to

engage Subadvisers to manage all or a portion of the assets of a Fund pursuant to a Subadvisory

Agreement and materially amend Subadvisory Agreements without obtaining shareholder

approval. The requested relief will not extend to any Subadviser that is an "affiliated person," as

defined in section 2(a)(3) of the Act, of a Fund or the Adviser, other than by reason of serving as

Subadviser to a Fund ("Affiliated Subadviser").

   5. Applicants also request an order exempting each Fund from certain disclosure

provisions described below that may require the Funds to disclose fees paid by the Advisers to

each Subadviser. Applicants seek an order to permit each Fund to disclose (as both a dollar

amount and as a percentage of a Fund's net assets) only: (a) the aggregate fees paid to its

Adviser and any Affiliated Subadvisers; and (b) the aggregate fees paid to Subadvisers other than

Affiliated Subadvisers (collectively, the "Aggregate Fee Disclosure"). A Fund that employs an

Affiliated Subadviser will provide separate disclosure of any fees paid to the Affiliated

Subadviser.

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[3] All existing Subadvisory Agreements comply with sections 15(a) and (c) of the Act and rule 18f-2
thereunder.

6.   The Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-Manager Notice or a Multi-Manager Notice and Multi-Manager Information Statement;[4] and (b) the Fund will make the Multi-Manager Information Statement available on the website identified in the Multi-Manager Notice no later than when the Multi-Manager Notice (or Multi-Manager Notice and Multi-Manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

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[4]   A "Multi-Manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934 ("Exchange Act"), and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-Manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-Manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-Manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-Manager Information Statement may be obtained, without charge, by contacting the Funds. A "Multi-Manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-Manager Information Statements will be filed electronically with the Commission via the EDGAR system.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect each Fund's Adviser, subject to the review and approval of the Board, to select the Subadvisers who are best suited to achieve the Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Subadviser is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Applicants state that requiring

shareholder approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the Funds, and may preclude a Fund from acting promptly when the applicable Board and Adviser believe that a change would benefit the Fund and its shareholders. Applicants note that the Advisory Agreements and any Subadvisory Agreement with an Affiliated Subadviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Funds because it would improve the Advisers' ability to negotiate the fees paid to Subadvisers. Applicants state that the Advisers may be able to negotiate rates that are below a Subadviser's "posted" amounts, if the Adviser is not required to disclose the Subadvisers' fees to the public. Applicants submit that the requested relief will encourage Subadvisers to negotiate lower subadvisory fees with the Advisers if the lower fees are not required to be made public.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[5]

1.   Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.   Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to the application. Each Fund will

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[5]   Applicants will only comply with conditions 9, 10, and 11 if they rely on the fee disclosure relief that would allow them to provide Aggregate Fee Disclosure.

hold itself out to the public as utilizing the Manager of Managers Structure. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.	Each Fund will inform shareholders of the hiring of a new Subadviser within 90 days after the hiring of the new Subadviser pursuant to the Modified Notice and Access Procedures.

4.	The Advisers will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.	At all times, at least a majority of each Trust's Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the applicable Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.	The Advisers will provide general management services to the Funds, including overall supervisory responsibility for the general management and investment of each Fund's assets, and, subject to review and approval of the applicable Board, will: (a) set each Fund's overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and

(e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund's investment objective, policies and restrictions.

8.   No trustee or officer of the Trusts or the Funds, or director, manager or officer of the Advisers, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Advisers or any entity that controls, is controlled by, or is under common control with the Advisers, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.   Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.   Each Fund relying on the requested order will disclose in its registration statement the Aggregate Fee Disclosure.

11.   Each Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

12.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

14. Any new Subadvisory Agreement or any amendment to a Fund's existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund's shareholders for approval.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary

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